                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 5) *

                           SOFTWARE SPECTRUM, INC.
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                                (Name of Issuer)

                   Common Stock, $.01 par value per share
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                         (Title of Class of Securities)

                                 833960 107
                               ---------------
                               (CUSIP Number)


         Check the following box if a fee is being paid with this statement
[ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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         1          Names of Reporting Persons
                    S.S. or I.R.S. Identification Nos. of above persons

                                                Judy O. Sims
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         2          Check the appropriate box if a member of a group
                                                                        (a) [  ]
                                                                        (b) [  ]
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         3          SEC use only

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         4          Citizenship or place of organization
                                                         United States
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      NUMBER OF            5     Sole voting power
       SHARES                      342,264
     BENEFICIALLY         -----------------------------------------------------
    OWNED BY EACH          6     Shared voting power
   REPORTING PERSON                -0-
        WITH               -----------------------------------------------------
                           7     Sole dispositive power
                                   342,264
                           -----------------------------------------------------
                           8     Shared dispositive power
                                   -0-
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         9          Aggregate amount beneficially owned by each reporting person

                                   379,532
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        10 Check if the aggregate amount in row (9) excludes certain shares

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        11          Percent of class represented by amount in row (9)

                                    8.8%
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        12          Type of reporting person (see instructions)

                                     IN
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         1          Names of Reporting Persons
                    S.S. or I.R.S. Identification Nos. of above persons

                               Richard G. Sims
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         2          Check the appropriate box if a member of a group
                                                                        (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
         3          SEC use only

--------------------------------------------------------------------------------
         4          Citizenship or place of organization
                                                         United States
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       NUMBER OF           5     Sole voting power
         SHARES                    37,268 BY
      BENEFICIALLY         -----------------------------------------------------
     OWNED BY EACH         6     Shared voting power
   REPORTING PERSON                -0-
          WITH             -----------------------------------------------------
                           7     Sole dispositive power
                                   37,268
                           -----------------------------------------------------
                           8     Shared dispositive power
                                   -0-
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         9          Aggregate amount beneficially owned by each reporting person

                                   379,532
--------------------------------------------------------------------------------
        10 Check if the aggregate amount in row (9) excludes certain shares

--------------------------------------------------------------------------------
        11          Percent of class represented by amount in row (9)

                                   8.8%
--------------------------------------------------------------------------------
        12          Type of reporting person (see instructions)

                                   IN
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ITEM 1.

         (a)     NAME OF ISSUER:

                 SOFTWARE SPECTRUM, INC.

         (b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                 2410 Merritt Drive
                 Garland, Texas  75041

ITEM 2.

         (a)     NAME OF PERSON FILING:

                        Richard G. Sims and Judy O. Sims

         (b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE:

                 2140 Merritt Drive
                 Garland, Texas  75041

         (c)     CITIZENSHIP:

                 United States

         (d)     TITLE OF CLASS OF SECURITIES:

                 Common Stock

         (e)     CUSIP NUMBER:

                 833960 107

ITEM 3.  Not Applicable

ITEM 4.  OWNERSHIP:

         (a)     AMOUNT BENEFICIALLY OWNED:  379,532

         (b)     PERCENT OF CLASS:  8.8%

         (c) Richard G. Sims and Judy O. Sims are married. Judy O. Sims is the record owner of 310,264 shares of Common Stock of the Issuer and Richard Sims is record owner of 13,668 shares of Common Stock of the Issuer. Under Texas law, absent an agreement to the contrary, the holder of record has the sole voting and dispositive power over all shares so owned. Judy
                 O. Sims and Richard G. Sims also have beneficial ownership of 32,000 and 23,600 additional shares of Common Stock of the Issuer, respectively, through employee stock options exercisable within sixty days from the date of this filing.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                 Not Applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                 Not Applicable

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
                 SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                 Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                 Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

                 Not Applicable

ITEM 10. CERTIFICATION:

                 Not Applicable

                                   SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Dated: February 13, 1998



                                        /s/ Richard G. Sims
                                        ----------------------------------------
                                        Richard G. Sims


                                        /s/ Judy O. Sims
                                        ----------------------------------------
                                        Judy O. Sims